1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES OPERATIONAL UPDATE
BURNSTONE CONTINUES TO IMPROVE

October 24, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports an operational update for the three months ended September 30, 2011. The Company will file its Management Discussion and Analysis and interim financial statements for the third quarter (“Q3 2011”) on November 15, 2011 and will hold an earnings call on November 16, 2011 at 9 am (EST).

Hollister

The Nevada operations produced 26,045 Au eqv ounces1 from trial mining activities during the quarter (Q2 2011: 26,757 Au eqv ounces). During the quarter, ore tonnes mined from the Hollister project increased 5% to 26,474 (Q2 2011: 25,297 tonnes) and tonnes processed at the Esmeralda mill increased by 34% from 22,237 to 29,869. The contained grade of 0.9 Au eqv oz/t was lower than the 1.35 Au eqv oz/t reported for the previous quarter, but is inline with the reserve grade of the Hollister ore body. Notwithstanding the significant increase in tonnes processed during the quarter, gold and silver recoveries at the Esmeralda mill remained within the targeted levels at 92% Au and 74% Ag, respectively. The installation of the acid wash and carbon regeneration system at the Esmeralda Mill was completed during the first week in October 2011 and doré is planned to be poured on site starting at the end of October 2011. Only 22,790 Au eqv ounces were sold during the quarter (Q2 2011: 34,522 Au eqv ounces) with 6,850 Au eqv ounces remaining at the refiner that will be sold and the revenue recognized in Q4 2011.

Primary waste development was again focused on the Blanket Zone (“BZ”) spiral ramp, the BZ Alimak raise, and the 5400 BZ I-Drift. During the quarter, the BZ Ramp achieved 1,136 feet (344 meters) of advance; 204 feet (62 meters) of development remained at quarter end to complete the ramp. The 5400 I-drift, which originates from the BZ Alimak raise, was advanced 169 feet (51 meters) to the east during the quarter, with 161 feet (49 meters) remaining to reach the +1 opt Au grade shells modelled from surface and underground drilling for the 3000N 1W area.

Burnstone

Operational improvements continued at Burnstone, with mechanized ore development increasing by 80% quarter on quarter to 2,786 meters (Q2 2011: 1,550 meters). Ore to waste development ratio also improved, with ore representing 67% of total development during the quarter (Q2 2011: 45% ore development). Following increased infill and cover drilling to identify geological structures and faulting, improved geological data and refinement of interpretations, waste development was reduced from 1,872 to 1,403 meters during Q3 2011.

Further optimization of the Long Hole Stoping mining method continued during the period with a revised stope layout design implemented that increases the square meters available for stoping for each meter of ore development by 88% from 9 to over 17 square meters. The revised layout, which could allow larger stopes to be mined, is still in its trial phase but positive preliminary results are already evident. This stope design change would have a short term impact as fewer stopes would be available, initially, for mining because of the increase in development meters required to open up the larger stopes. However, over the longer term this change could positively impact the ore tonnes mined per meter developed as well as cash costs on a per ton and per ounce basis. Notwithstanding the impact of opening up the larger stopes, the stoping square meters increased by 45% to 7,408 square meters during the quarter (Q2 2011: 5,122 square meters), with stoping widths of between 60 – 80 cm being achieved on a consistent basis. The contained gold grade from stoped material also increased by 39% to 3.57 g/t (Q2 2011: 2.57 g/t). The contained gold grade from development ore also increased by 25% to 0.80 g/t (Q2 2011: 0.64 g/t). Stope block availability is expected to increase steadily during Q4 2011.

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[1] Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

The Metallurgical Plant continued to perform in-line with expectations, with 209,224 tonnes processed during the quarter (Q2 2011: 202,660 tonnes). Although the last of the lower grade surface stock pile material was milled during the quarter, plant recoveries improved to 89% (Q2 2011: 85%) mainly due to the higher grades of stope and development tonnes provided from underground,

Although recovered ounces of gold were below planned levels, the gold recovered increased by 33% quarter on quarter to 6,486 ounces with sales of 6,518 ounces recorded.

Corporate

As at September 30, 2011, the Company had approximately $14 million in cash and near cash reserves with 6,850 Au eqv ounces remaining at the refiner that will be converted to cash in Q4 2011. The previously announced US$40 million standby debt facility with Credit Suisse Ag remains undrawn with the entire facility available.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “The Nevada operations continue to build momentum in delivering improved quarter on quarter operational results as evident from the Q3 2011 performance. At Burnstone, production is increasing but remains behind schedule. Although the initial production build up is important for cash flow purposes, the decision to change the underground stope layouts will impact on the short term availability of mining areas, but is expected to result in a number of positive benefits over the longer term exploitation of the ore body. We believe that our decision to utilize mechanized mining as the preferred mining method at Burnstone was the correct one, with the results starting to support this. The continued improvement in ore development and stoping rates at Burnstone is reassuring, with more improvement expected in the short term to get to the planned production levels. The cash flow generated from the expected continued improvement in operational performance from both operations as well as the undrawn $40 million standby debt facility should provide the Company with adequate cash resources to fund its working capital requirements. ”

Johan Oelofse, Pr.Eng., FSAIMM,, a Qualified Person as defined by regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin Gold and its gold properties as well as further particulars about the financial and operational update, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•

uncertainties related to Technical Reports that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and

	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•	changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.

Cautionary Note regarding Non-GAAP Measurements

Cash production cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash production cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash production costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash production costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There is material limitations associated with the use of such Non-GAAP measures.